Exhibit 18.1
March 3, 2014

Core-Mark Holding Company, Inc.
395 Oyster Point Boulevard, Suite 415
South San Francisco, CA 94080

Dear Sirs/Madams:

We have audited the consolidated financial statements of Core-Mark Holding Company, Inc. as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 3, 2014, which expresses an unqualified opinion. Note 2 to such financial statements contains a description of your adoption during the year ended December 31, 2013 of the change in the date of the annual goodwill impairment test from November 30 to October 1. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

San Francisco, CA